April 23, 2025

William Zerella
Chief Financial Officer
ACV Auctions Inc.
640 Ellicott Street, #321
Buffalo, NY 14203

        Re: ACV Auctions Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-40256
Dear William Zerella:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2024 and December 31, 2023
Revenue
Marketplace and Service revenue, page 47

1. Please discuss the underlying business reasons for the changes in marketplace and service revenue. We note that increases were primarily volume driven and that buyer fee rates were higher for the year ended December 31, 2024 as compared to the prior year, but the underlying reasons for this growth are not explained. Refer to Item
       303(b)(2) of Regulation S-K and sections III.B.2 through III.B.4 of SEC Release 33-
       8350.
 April 23, 2025
Page 2
Non-GAAP Financial Measures, page 50

2. We note that you exclude amortization of acquired intangible assets from the calculation of Non-GAAP Net income (loss). Please expand your disclosure to explain that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is still included in the measure and that these assets contribute to revenue generation.
Notes to Consolidated Financial Statements
Note 16. Acquisitions, page 84

3. Please tell us your consideration of disclosing the amount of revenues and earnings from the acquired entities since their acquisition dates included in the consolidated statement of operations for the year ended December 31, 2024, and supplemental pro forma financial information of the revenue and earnings of the combined entity as though the business combinations that were completed during fiscal 2024 had occurred as of the beginning of the comparable prior annual reporting period. Refer to
       ASC 805-10-50-2(h)(1) and ASC 805-10-50-2(h)(3), respectively, and ASC
805-10-
       50-3.
Note 19. Segment Information, page 87

4. Please tell us your consideration for disclosing how your Chief Operating Decision
       Maker (CODM) uses the segment measure of net income (loss) in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-
       29(f). Refer to the implementation guidance for a a single reportable segment entity in
       ASC 280-10-55-54c.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services